UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_______________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X___

_______________________

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez

Citibank, N.A.

388 Greenwich St.

New York, NY 10013

(713) 693-6677

(Name, address and telephone number of agent for service)

_______________________________________________________________________

CNH Equipment Trust 2018-B

(Exact name of obligor as specified in its charter)

Delaware	83-6314673
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Indentifiction No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:

Eric Mathison	Trent M. Murch
General Counsel	Greenberg Traurig, LLP
CNH Industrial Capital, LLC	77 West Wacker Drive
5729 Washington Avenue	Chicago, IL 60601
Racine, WI 53406	Tel: (312) 456-1015
Tel: (262) 636-6431

_______________________

Asset - Backed Notes

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)                               Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)        Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2017 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 12th day of September, 2018.

CITIBANK, N.A.

By	/s/ Jacqueline Suarez
Jacqueline Suarez
Senior Trust Officer

EXHIBIT 7 REPORT OF CONDITION OF CITIBANK, N.A. CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries December 31, In millions of dollars 2017 2016 Cash and due from banks $ 23,775 $ 23,043 Federal funds sold and securities borrowed or purchased under agreements to resell (including $132,949 and $133,204 as of December 31, 2017 and December 31, 2016, respectively, at fair value) 232,478 236,813 Trading account assets (including $99,460 and $80,986 pledged to creditors at December 31, 2017 and December 31, 2016, respectively) 251,556 243,925 Available for sale (including $9,493 and $8,239 pledged to creditors as of December 31, 2017 and December 31, 2016, respectively) 290,914 299,424 December 31, 2016, respectively) 53,320 45,667 Non-marketable equity securities (including $1,206 and $1,774 at fair value as of December 31, 2017 and December 31, 2016, respectively) 8,056 8,213 Loans: fair value) 333,656 325,063 Corporate (including $4,349 and $3,457 as of December 31, 2017 and December 31, 2016, respectively, at fair value) 333,378 299,306 Allowance for loan losses (12,355) (12,060) Goodwill 22,256 21,659 Mortgage servicing rights (MSRs) 558 1,564 Total assets $ 1,842,465 $ 1,792,077 The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. December 31, In millions of dollars 2017 2016 Cash and due from banks $ 52 $ 142 Investments 2,498 3,636 Consumer 54,656 53,401 Loans, net of unearned income $ 74,491 $ 73,522 Total loans, net $ 72,561 $ 71,753 Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs $ 76,394 $ 76,291 Statement continues on the next page. 134 Other assets154158 Allowance for loan losses(1,930)(1,769) Corporate19,83520,121 Loans, net of unearned income Trading account assets1,129602 Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs Other assets (including $19,793 and $15,729 as of December 31, 2017 and December 31, 2016, respectively, at fair value)105,160128,008 Intangible assets (other than MSRs)4,5885,114 Total loans, net$654,679 $612,309 Loans, net of unearned income$667,034 $624,369 Consumer (including $25 and $29 as of December 31, 2017 and December 31, 2016, respectively, at Total investments$352,290 $353,304 Held to maturity (including $435 and $843 pledged to creditors as of December 31, 2017 and Investments: Brokerage receivables38,38428,887 Deposits with banks156,741137,451 Assets

CONSOLIDATED BALANCE SHEET
(Continued)

Citigroup Inc. and Subsidiaries

In millions of dollars, except shares and per share amounts	December 31, 2017	2016
Liabilities		
Non-interest-bearing deposits in U.S. offices	$ **126,880**	$ 136,698
Interest-bearing deposits in U.S. offices (including $303 and $434 as of December 31, 2017 and December 31, 2016, respectively, at fair value)	**318,613**	300,972
Non-interest-bearing deposits in offices outside the U.S.	**87,440**	77,616
Interest-bearing deposits in offices outside the U.S. (including $1,162 and $778 as of December 31, 2017 and December 31, 2016, respectively, at fair value)	**426,889**	414,120
Total deposits	$ **959,822**	$ 929,406
Federal funds purchased and securities loaned or sold under agreements to repurchase (including $40,638 and $33,663 as of December 31, 2017 and December 31, 2016, respectively, at fair value)	**156,277**	141,821
Brokerage payables	**61,342**	57,152
Trading account liabilities	**124,047**	139,045
Short-term borrowings (including $4,627 and $2,700 as of December 31, 2017 and December 31, 2016, respectively, at fair value)	**44,452**	30,701
Long-term debt (including $31,392 and $26,254 as of December 31, 2017 and December 31, 2016, respectively, at fair value)	**236,709**	206,178
Other liabilities (including $15,084 and $10,796 as of December 31, 2017 and December 31, 2016, respectively, at fair value)	**58,144**	61,631
Total liabilities	$ **1,640,793**	$ 1,565,934
Stockholders' equity		
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: **770,120 as of December 31, 2017** and December 31, 2016, at aggregate liquidation value	$ **19,253**	$ 19,253
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: **3,099,523,273** and 3,099,482,042 **as of December 31, 2017** and December 31, 2016, respectively	**31**	31
Additional paid-in capital	**108,008**	108,042
Retained earnings	**138,425**	146,477
Treasury stock, at cost: **December 31, 2017—529,614,728 shares** and December 31, 2016—327,090,192 shares	**(30,309)**	(16,302)
Accumulated other comprehensive income (loss)	**(34,668)**	(32,381)
Total Citigroup stockholders' equity	$ **200,740**	$ 225,120
Noncontrolling interest	**932**	1,023
Total equity	$ **201,672**	$ 226,143
Total liabilities and equity	$ **1,842,465**	$ 1,792,077

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

In millions of dollars	December 31, 2017	2016
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup		
Short-term borrowings	$ **10,079**	$ 10,697
Long-term debt	**30,492**	23,919
Other liabilities	**611**	1,275
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$ **41,182**	$ 35,891

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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